Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: February 28, 2022

MERCHANT LETTER (Enterprise) -

Dear [MERCHANT NAME],

Today, we’re excited to announce that we are joining forces with Zip to position us as a competitive BNPL player in the U.S. and globally. Please see more detail in the attached press release: https://www.prnewswire.com/news-releases/zip-announces-definitive-agreement-to-acquire-sezzle-supporting-sustainable-growth-strategy-and-path-to-profitability-and-equity-capital-raise-of-up-to-a198-7-million1-301491175.html

The combination of Sezzle & Zip will enable our valued merchant partners to reach even more consumers globally as we continue to invest in brand awareness and we will bring you more exciting products, more tools and new innovations, helping you meet your business objectives faster. Together, the combined company will have more than 13.3M consumers globally and a merchant base of 128.8K.

The acquisition, subject to approvals, is expected to close by the end of the third quarter of 202], and until then we will continue to operate as separate companies. We will keep you informed as the acquisition progresses but for the time being, it will be business as usual and will not impact how you partner with us.

Thank you for your support, we look forward to continuing our growth together. If you have any questions, please do not hesitate to reach out to Veronica Katz at veronica.katz@sezzle.com.

Sincerely,

Veronica Katz,

Chief Revenue Officer

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Zip and Sezzle, including, but not limited to, statements regarding the expected benefits of the proposed transaction and the anticipated timing, completion and effects of the proposed transaction, strategies, objectives and the products and markets of Zip and Sezzle. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip’s and Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of Sezzle and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the effect of the announcement or pendency of the proposed transaction on Sezzle’s and Zip’s business relationships, operating results, and business generally, (iv) risks that the proposed transaction disrupts current plans and operations of Sezzle or Zip and the responses of merchants and business partners to the announcement, (v) potential difficulties in Sezzle and Zip employee retention as a result of the proposed transaction, (vi) risks related to diverting the attention of the management of Sezzle and Zip from each party’s respective ongoing business operations, (vii) the risk that Zip shareholders do not approve the proposed transaction, if their approval is required, and (viii) Zip’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Zip and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (the “SEC”), Zip’s Form F-4 to be filed with the SEC and other documents filed by either Zip or Sezzle from time to time with the Australian Securities Exchange (the “ASX”), the Australian Securities and Investments Commission (the “ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Zip and Sezzle presently do not know or that Zip and Sezzle currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Zip’s and Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Zip’s and Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Zip and Sezzle assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Zip and Sezzle do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document relates to the proposed acquisition of Sezzle by Zip (the “Proposed Transaction”). In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4 with the SEC to register the American depository receipts of Zip to be issued in connection with the Proposed Transaction and will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares. The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available.

Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or the ASX’s website at ww2.asx.com/au.

The documents filed by Zip or Sezzle with the SEC and the ASX also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/.

Participants in the Solicitation

Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction. Information about Zip’s directors and executive officers is available in Zip’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of Sezzle’s securities by Sezzle’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021.

Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as indicated above.

Foreign securities disclaimers

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Zip, Sezzle or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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